UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"): Adastra Minerals Inc.

B.
(1) This is [check one]

☒
an original filing for the Filer

☐
an amended filing for the Filer

(2)
Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(8) ☐

(3)
A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.
Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Adastra Minerals Inc.
Form type:	Schedule 14D-9F
File Number (if known):	005-79046
Filed by:	Adastra Minerals Inc.

        Date Filed (if filed concurrently, so indicate): Filed concurrently herewith.

D.
The Filer is organized under the laws of Yukon Territory and has its principal place of business at:

    Adastra Minerals Inc.
    Castlewood House
    77/91 New Oxford Street
    London
    WC1A 1DG
    United Kingdom
    +44 (0) 20 7257 2040

E.
The Filer designates and appoints CT Corporation System ("Agent") located at:

    111 Eighth Avenue
    New York, N.Y. 10011
    USA
    (212) 894-8700

        as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

  (a)
  any investigation or administrative proceeding conducted by the Commission; and

  (b)
  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form in connection with:

(a)
the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)
the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)
its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)
the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

  Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in VANCOUVER, BRITISH COLUMBIA this 17th day of February, 2006.

ADASTRA MINERALS INC.
By:	/s/ PAUL C. MACNEILL Name: Paul C. MacNeill Title: Director/Corporate Secretary

        This statement has been signed by the following persons in the capacities and on the dates indicated.

CT CORPORATION SYSTEM
By:	/s/ KATHLEEN C. GARIEPY Name: Kathleen C. Gariepy Title: Asst. Sec Date: February 17, 2006